Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158478

MACQUARIE CNL GLOBAL INCOME TRUST, INC.

STICKER SUPPLEMENT DATED MAY 16, 2011

TO PROSPECTUS DATED APRIL 23, 2010

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated April 23, 2010 and the Supplement No. One dated March 22, 2011. Capitalized terms used in this sticker supplement have the same meaning as in the prospectus unless otherwise defined herein. The terms “we,” “our,” “us” and “Macquarie CNL Global Income Trust” include Macquarie CNL Global Income Trust, Inc. and its subsidiaries.

This information is presented as of May 16, 2011.

RECENT DEVELOPMENTS

Pending Investments

On March 21, 2011, an affiliate of the advisor for Macquarie CNL Global Income Trust, Inc. (the “Company”) entered into a purchase and sale agreement with Bay Investors, LLC, a Texas limited liability company and owner of a light industrial building located in the Austin, Texas metropolitan area. On March 28, 2011, through a subsidiary formed for such purpose, we accepted an assignment of the purchase and sale agreement. The building was constructed in 1991 and is 100 percent leased to FedEx Ground Package System, Inc. as a distribution center. There are approximately five years remaining under the lease, which may be extended for an additional five years at the option of the tenant. The purchase price for the property is approximately $4,550,000 plus closing costs.

In connection with the pending acquisition, we previously funded an escrowed earnest money deposit of $50,000, which became nonrefundable upon the expiration of the due diligence period on May 13, 2011. An additional $50,000 deposit is required on or before May 18, 2011. These deposits will be applied toward the purchase price upon closing of the acquisition. As a result of the expiration of the due diligence period and the earnest money deposit becoming nonrefundable on May 13, 2011, and the approval of this transaction by our board of directors on May 13, 2011, we deem the property probable of acquisition. However, the closing is subject to certain contingencies and there can be no assurance that any or all contingencies will be satisfied and that the transaction will ultimately be completed on the terms set forth above or otherwise. Assuming all contingencies are satisfied, we expect that the closing of the acquisition will occur in the second quarter of 2011. The seller of the property is not an affiliate of the Company. We anticipate that a portion of purchase price will be paid using proceeds from our offering, and the remaining portion will be paid from the proceeds of a mortgage loan we are negotiating with JPMorgan Chase Bank, N.A. In connection with the acquisition of this property, we expect to pay our advisor, Macquarie CNL Global Income Advisors, LLC, an estimated $84,175 investment services fee.

The Austin metropolitan statistical area is the fourth largest metro area in the state of Texas with an estimated population of 1.7 million residents. The diversified Austin economy is based on state government, education, technology, manufacturing, research and development and software. As of December 31, 2010, Austin’s unemployment rate was less than the national and state averages. Its industrial market continued to show signs of recovery in the fourth quarter of 2010, closing the year with positive absorption, marking the first positive year-end absorption gain since 2007.

This Sticker Supplement contains forward-looking statements. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “predict,” “believe,” “intend” and “expect” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results could differ materially from those set forth in the forward-looking statements. We caution investors and potential investors not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.